EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Negotiation regarding Network Sharing

The Company hereby report that it received a notice from its subsidiary, Pelephone Communications Ltd., concerning the latter's entry into negotiations regarding 4G (fourth generation) network sharing with Cellcom Israel Ltd. ("Cellcom") and Golan Telecom Ltd. and regarding sharing of passive components at sites within existing networks with Cellcom.

At this stage, there is no guarantee that these negotiations will come to fruition in the form of an agreement and there can be no certainty regarding the content, terms or dates of such an agreement, as this proposed agreement requires further negotiation and approval by the governing bodies of each of the parties.

Furthermore, the proposed agreement, if signed, will be subject to receipt of regulatory approvals and there can be no guarantee that such approvals will in fact be granted.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.